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Exhibit 99(a)(1)(H)

FOR IMMEDIATE RELEASE

Press Contacts:	Investor Contact:
Todd Evans	Joanne Keates
Media Relations	Director of Investor Relations
MSC.Software	MSC.Software
(714) 445-3066	(714) 444-8551
todd.evans@mscsoftware.com	joanne.keates@mscsoftware.com

MSC.Software and Mechanical Dynamics Announce Early
Termination of Hart-Scott-Rodino Waiting Period

Santa Ana, Calif.,—April 3, 2002—MSC.Software Corp. (NYSE: MNS) the leading global provider of simulation software, services and systems and Mechanical Dynamics (NASDAQ: MDII) today announced that MSC.Software has been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the pending acquisition of Mechanical Dynamics. Early termination or expiration of this waiting period is one of the conditions to MSC.Software's current tender offer for the stock of Mechanical Dynamics.

"Now that this important condition is satisfied, we will continue to implement our growth strategy in which Mechanical Dynamics plays an important part," said Frank Perna, chairman and chief executive officer of MSC.Software. "We expect the acquisition will be completed in the second quarter of 2002."

About MSC.Software Corporation

MSC.Software (NYSE: MNS) is the leading global provider of simulation software, with related services and systems, that help companies make money, save time and reduce costs associated with designing and testing manufactured products. MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software, services and systems. MSC.Software employs more than 1,200 people in 22 countries. For additional information about MSC.Software's products and services, please visit www.mscsoftware.com.

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  Exhibit 99(a)(1)(H)